UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Patni Computer Systems Limited – AGM Outcome

The Members of the Company, at the 33rd Annual General Meeting held on June 29, 2011 at Pune, inter alia, approved the following resolutions:

1.	Adoption of the Audited Balance Sheet, Profit & Loss Account, together with the reports of the Directors and the Auditors thereon, for the year ended 31 December 2010;

2.	Re-appointment of Mr. Arun Duggal and Mr. Vimal Bhandari as Directors of the Company, liable to retire by rotation;

3.

Appointment of M/s. S R Batliboi & Associates, Chartered Accountants (Firm’s Registration No. 101049W), as Auditors of the Company in place of retiring auditor M/s. B S R & Co., Chartered Accountants, who have expressed their unwillingness to be re-appointed, to hold office until the conclusion of the next Annual General Meeting;

4.	Appointment of Mr. Phaneesh Murthy as a Director of the Company, not liable to retire by rotation;

5.	Appointment of Mr. Phaneesh Murthy as a Managing Director with the designation of ‘Chief Executive Officer & Managing Director’ of the Company;

6.	Appointment of Mr. Shashank Singh, Mr. Jai S Pathak and Mr. Göran Lindahl as Directors of the Company liable to retire by rotation; and

7.	Adoption of new set of Articles of Association of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 30, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary